January 21, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lion Group Holding Ltd (CIK 0001806524)
Amendment No. 1 to Registration Statement on Form F-1 File No. 333-250176

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Securities Act”), Lion Group Holding Ltd, hereby requests the withdrawal of Amendment No. 1 to Registration Statement on Form F-1 (the “Amendment”), erroneously filed as File No. 333-250176, filed on January 19, 2021. The Amendment was inadvertently filed as an Amendment No.1 rather than as a new Registration Statement on Form F-1. We wish to withdraw the Amendment version to correct this error. Simultaneous with the submission of this letter, we will be filing a new Registration Statement on Form F-1 solely to rectify the EDGAR filing error specified above.

We appreciate your assistance in this matter.

Very truly yours,

LION GROUP HOLDING LTD

By:	/s/ Chunning Wang
Chunning Wang Chief Executive Officer and Director

Unit A-C, 33/F, Tower A, Billion Center, 1 Wang Kwong Road, Kowloon Bay, Hong Kong

T: + (852) 2820-9000/ E: Wilson.wang@liongrouphl.com